INFORMATION STATEMENT PURSUANT TO REGULATION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE

MAJORITY OF THE BOARD OF DIRECTORS

June 6, 2016

We are furnishing this Information Statement to all of our shareholders of record at the close of business on June 3, 2016 of our common stock, $0.001 par value

This notice is required by Section 14(F) of the Securities

Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and

Exchange Commission (“SEC”).

NO VOTE OR OTHER ACTION BY FIRST TITAN’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

First Titan Corp., a Nevada corporation (“First Titan”), has entered into an Agreement and Plan of Reorganization by and among First Titan, AngioSoma Research, Inc., a newly formed Texas corporation that is a wholly owned subsidiary of First Titan, AngioSoma, Inc., a Nevada corporation (“AngioSoma”) and the holders of 100% of the equity of AngioSoma (“Stockholders”).  The reorganization is expected to be completed on or about June 17, 2016.  As a result, the Stockholders will own a majority of the voting stock of First Titan which will change its name to AngioSoma, Inc. The Reorganization has been approved by majority vote of the shareholders of First Titan.

Under the Agreement and Plan of Reincorporation, Alex K. Blankenship will be appointed director followed by the resignation of Sydney Jim from all offices and positions with First Titan.  Ms. Blankenship will not begin her term as an officer until after the expiration of the ten (10) day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to First Titan’s shareholders.  Ms. Blankenship will serve until her successor is elected and qualified. It is expected that the incoming director will elect David P. Summers PhD to the ceremonial position of Chairman Emeritus and Ms. Blankenship will be elected President and Chief Executive Officer.

Because of the change in ownership and the composition of the board of directors upon completion of the Reorganization, there will be a change in control of First Titan.

Please read this Information Statement carefully.  It describes the terms of the reorganization under the Reorganization Agreement and its effect on First Titan and contains biographical and other information concerning the executive officers and directors after the Reorganization.  Additional information about the Reorganization and AngioSoma is contained in First Titan’s Current Report on Form 8-K dated June 6, 2016, which will be filed with the SEC on the next business day.  All First Titan filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.  20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.  Copies of First Titan filings may be obtained from the SEC’s website at http://www.sec.gov.

THE REORGANIZATION AGREEMENT

On June 3, 2016, we entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with AngioSoma Research, Inc., a Texas corporation (“AngioSoma Research”), which is our wholly-owned subsidiary formed for purposes of consummating the Reorganization Agreement, and AngioSoma, Inc., a Nevada corporation (“AngioSoma”).  Pursuant to the terms of the Reorganization Agreement, AngioSoma and AngioSoma Research shall cause to be executed and filed certificates of merger pursuant to the Texas Business Organizations Code and the Nevada Revised Statutes to consummate the merger of AngioSoma Research with and into AngioSoma.  As of the Closing Date, pursuant to the terms of the Reorganization Agreement, the company resulting from the merger will be named AngioSoma Research, Inc., become a wholly-owned subsidiary of the Company and retain the business and operations of AngioSoma.

The reorganization is expected to be completed on or about June 17, 2016 by the issuance of 20,000,000 shares of common stock, to the AngioSoma Stockholders in exchange for 100% of the equity interests of AngioSoma.  In addition, the issued and outstanding shares of series E preferred stock, anticipated to be acquired from the present owner by Alex K. Blankenship, voting as a class, have the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of series E preferred stock shall always constitute two-thirds of the voting rights of First Titan.  Therefore, Ms. Blankenship will be entitled to 66 2/3% of all votes cast.  First Titan will then change its name to AngioSoma, and after completion of the Reorganization, AngioSoma Research will be a wholly-owned subsidiary of First Titan and the present AngioSoma stockholders will own a majority of the outstanding equity interests and voting rights of First Titan.  The Reorganization has been approved by a majority shareholder vote of First Titan.

The Reorganization Agreement contemplates that immediately following the reorganization, all the present officers and directors will be replaced by the officers and directors of AngioSoma as described above.  See Directors and Executive Officers - Proposed Executive Officers and Directors after the Reorganization.

PROPOSED CHANGE IN CONTROL OF THE COMPANY

Giving effect to the Reorganization and replacement of the sole officer and director of First Titan by the board of directors of AngioSoma, and the issuance of First Titan common stock to the AngioSoma stockholders:

•	the Stockholders of AngioSoma will own a majority of the outstanding voting stock of First Titan;

•	Alex K. Blankenship will be the only director of First Titan;

•	First Titan will change its name to AngioSoma, Inc.

As a result of her ownership of the Series E preferred stock and director status, upon completion of the reorganization, Alex K. Blankenship will be in control of the business and affairs of First Titan, under its new name, AngioSoma, Inc.

Upon completion of the reorganization, there will be approximately 33,500,000 outstanding shares of common stock.  Approximately 10,000,000 common stock shares (29.85%) will be held by the present First Titan stockholders, 20,000,000 common stock shares (59.70%) will be held by the present AngioSoma common stock shareholders, and 3,500,000 common stock shares (10.45%) will be held by the incoming officer, director and consultant.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the beneficial ownership of shares of the Company’s common stock by (i) all persons and groups known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s common stock, (ii) each director and nominee, (iii) each person who held the office of Chief Executive Officer at any time during the year ended September 30, 2015, (iv) up to two executive officers other than the Chief Executive Officer who were serving as executive officers on September 30, 2015 and to whom the Company paid more than $100,000 in compensation during the last fiscal year, (v) up to two additional persons to whom the Company paid more than $100,000 during the last fiscal year but who were not serving as an executive officer on September 30, 2015 and (vi) all directors and officers as a group.  None of the directors, nominees, or officers of the Company owned any equity security issued by the Company’s subsidiaries.  Information with respect to officers, directors and their families is as of September 30, 2015 and is based on the books and records of the Company and information obtained from each individual.  Information with respect to other stockholders is based upon the Schedule 13D or Schedule 13G filed by such stockholders with the Securities and Exchange Commission.  Unless otherwise stated, the business address of each individual or group is the same as the address of the Company’s principal executive office.

	Number of Shares Beneficially Owned		Percentage of Outstanding Owned
Name and Address of Beneficial Owner	Common Stock	Preferred Stock (1)	Common Stock	Preferred Stock

Eaton Central America, Inc.	7,295,283	1,000,000	83%	100%
San Francisco, 65 East Street, House No 35
Panama City, Republic of Panama

Sydney Jim	—	—	—	—

All directors and executive officers as a group (1) person.	—	—	—	—

(1)

Series E preferred stock, voting as a class, has the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of series E preferred stock shall always constitute two-thirds of the voting rights of First Titan.

DIRECTORS AND EXECUTIVE OFFICERS

We expect that on or about June 17, 2016, the Reorganization Agreement will be completed and the current director of First Titan, Sydney Jim will be replaced by Alex K. Blankenship.  The following table sets forth information regarding First Titan’s current executive officers and directors and the proposed executive officers and directors of First Titan after the reorganization.

Current executive officers and directors

Name	Age	Position Held
Sydney Jim	32	Treasurer, Principal Executive Officer, Principal Finance and Accounting Officer and Sole Director

Sydney Jim has served as our Chief Executive Officer and Director since November 14, 2014.

We do not have an audit or compensation committee of our board of directors that performs equivalent functions.  Our director performs all functions of the audit committee and compensation committee.

Proposed executive officers and directors after the reorganization

NAME	AGE	POSITION
Alex K. Blankenship	53	Chairman of the Board, Chief Executive Officer, and President

Alex K. Blankenship,  Incoming Chairman of the Board, Chief Executive Officer & President.

Alex K. Blankenship was elected sole director, Chairman of the Board, Chief Executive Officer, and President in April 2016 of AngioSoma, Inc., a Nevada Corporation. From April 1983 to February 1986, Ms. Blankenship was employed by Blake Memorial Hospital in Bradenton, Florida as a certified cardiac monitor technician in the intensive care and progressive care units.  From March 1986 until December 2002, Ms. Blankenship served as private duty eldercare for numerous patients in Florida and North Carolina.  In January 2003, Ms. Blankenship withdrew from participation in the medical care industry to devote time to her daughter and two grandchildren.

David P. Summers PhD, Ceremonial position of Chairman Emeritus.

Dr. David P. Summers, Ph.D. founded and serves as Chairman Emeritus of AngioSoma, Inc. (Nevada), founded in April 2016 in The Woodlands, Texas with intellectual property and various patents owned by Dr. Summers in order complete FDA trials and bring to market.  AngioSoma Inc.’s current focus is Liprostin™, a Peripheral Artery Disease therapy using FDA approved Alprostadil™ packaged inside a proprietary Liposome for controlled drug release.  From December 2003 to March 2016, Dr. Summers led Angiomedx, Inc. (Nevada) as its CEO prior to its being merged with AngioSoma, Inc.

From January 2004 through the present, in Conroe, Texas, Dr. Summers founded and is President of Natures Instincts, Inc., now renamed Nutra Pharmx LLC (Texas), which holds the intellectual property owned by Dr. Summers returned from both Metabolic Research, Inc and Aikon Nutraceutical, including Stemulite II for Men, Stemulite II for Women, SomniaPM, AlertRNG, and Proformax-CR.  From January 2009 through March 2010 in Houston, Texas, Dr. Summers founded and served as President of Aikon Nutraceutical, Inc., at which time the products SomniaPM, AlertNRG and ProFormax-CR were developed.  The company ceased operations and all intellectual property reverted to Dr. Summers.  From December 2004 through March 2009 in Las Vegas, Nevada, Dr. Summers was co-founder, CEO and Director of Metabolic Research, Inc. (Nevada, publicly traded on the OTC:BB under symbol “MTBR”), a dietary nutraceutical and fitness supplement company.  The products Stemulite for Men and Stemulite for Women were developed, and in 2009 Stemulite became one of General Nutrition Corporation (GNC)’s top ten sellers.  The company ceased operations in November 2010.  From July 1996 through December 2003 in Montgomery, Texas, Dr. Summers was Founder, Chairman and CEO of Endovasc, Inc., (Nevada, publicly traded on the OTC:BB under symbol “EVSC”), a bio-medical company with products in drug delivery catheters, vascular stents, new stent coatings, resorbable stents using prostaglandin E-1and a controlled drug delivery liposome for prostaglandin E-1 (PGE-1) called Liprostin™, a natural occurring hormone to treat coronary artery disease (“CAD”) which has gone successfully gone through Phase I and Phase II of the FDA’s New Drug Application process.  Over $20 million was invested in the portfolio prior to the company being liquidated in bankruptcy in March 2008.  From June 1985 through June 1996 in The Woodlands, Texas, Dr. Summers founded and Served as Chairman and CEO of American BioMed, Inc. (Texas, publicly traded on NASDAQ under symbol “ABMI”) a medical device consulting firm, which designed and developed 10 new medical products, which received patents, and submitted 3 medical devices to FDA under Reg 510(k).  The company expanded through acquisition and was able to obtain FDA approval of several products.  The company was sold to the Augustine Fund, LLC in November 1996.

From February 1978 through April 1985 in Houston, Texas, Dr. Summers founded and was President of ForeRank, Inc. (Texas), a professional engineering consultancy that provided engineering design, fabrication and supervision of contracts in Republic of Panama, Sweden, Denmark, The North Sea (England, Scotland and Norway).  From January 1974 through January 1978 in New Orleans, Louisiana, Dr. Summers served as Chief Construction Manager Louisiana Offshore Oil Port for Loop, Inc., a $3 billion off-shore supertanker loading facility off New Orleans in the Gulf of Mexico.  From May 1965 through October 1973 in Murray Hill, New Jersey, Dr. Summers served as Mid-West Division Manager for C.R. Bard, a company specializing in urological and cardiovascular products.  From March 1962 through March 1965, Dr. Summers served as a Marine Engineer and Construction specialist on offshore drilling and production facilities in the Gulf of Mexico and the Gulf of Paria Venezuela for KBR-Halliburton Marine.

Education:

Doctor of Philosophy (PhD, Economics), Kennedy Western University, 1992; 1994; Master of Business Administration (MBA) Pepperdine University, l984; B.S. (Incomplete Physics) and Structural Engineer, 1962-65 University of Houston.

Affiliations:

Fellow, American College of Angiology; (FACA) Fellow for over 30 years, American Society of Thrombosis and Blood Diseases, (Fellow, ASTBD) and, Fellow, International Society of Endovascular Specialist; Member, (F, ISES) Society of Cardiovascular and Interventional Radiology; (SCIVR) Member, New York Academy of Sciences;( NYAS) Member Society of Plastic Engineers, (SPE) Member, European Society for Vascular Medicine, (ESVS) Member, College of Physician Inventors; (CPI) Member, Houston Inventors Society, (HIS).

EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the most highly compensated employees and/or executive officers who served at the end of the fiscal years September 30, 2015 and 2014, and whose salary and bonus exceeded $100,000 for the fiscal years ended September 30, 2015 and 2014, for services rendered in all capacities to us. The listed individuals shall be hereinafter referred to as the “Named Executive Officers.”

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Sydney Jim	2015	96,923	5,000	—	—	—	—	—	101,923
CEO	2014	—	—	—	—	—	—	—	—

G. Jonathan Piña	2015	20,000	—	—	—	—	—	—	20,000
Former CEO	2014	110,000	—	—	—	—	—	—	110,000
	2013	62,200	—	—	—	—	—	—	62,200

Robert Federowicz	2014	21,667	—	—	—	—	—	—	21,667
Former interim CEO	2013	25,000	—	—	—	—	—	—	25,000

Harvey Bryant	2013	120,000	—	—	—	—	—	—	120,000
Former CEO

OUTSTANDING EQUITY AWARDS AT SEPTEMBER 30, 2015

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: market or Payout Value of Unearned Shares or Other Rights That Have Not Vested ($)
Sydney Jim	—	—	—	—	—	—	—	—	—

G. Jonathan Piña	—	—	—	—	—	—	—	—	—

Robert Federowicz	—	—	—	—	—	—	—	—	—

Harvey Bryant	—	—	—	—	—	—	—	—	—

Employment Agreements & Retirement Benefits

None of our executive officers is subject to employment agreements, but we may enter into such agreements with them in the future. We have no plans providing for the payment of any retirement benefits.

Director Compensation

Directors receive no compensation for serving on the board of directors. We have no non-employee directors.

Our board of directors is comprised of Sydney Jim. Mr. Jim also serves as the CEO of the Company. None of our directors has or had a compensation arrangement with the Company for director services, nor have any of them been compensated for director services since the Company’s inception.

We reimburse our directors for all reasonable ordinary and necessary business related expenses, but we did not pay director’s fees or other cash compensation for services rendered as a director in the year ended September 30, 2015 to any of the individuals serving on our board of directors during that period. We have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors. We may pay fees for services rendered as a director when and if additional directors are appointed to the board of directors.

Director Independence

We do not currently have any independent directors, and we do not anticipate appointing additional directors in the foreseeable future. If we engage further directors and officers, however, we plan to develop a definition of independence.

BOARD OF DIRECTORS

Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified.  At present, the Company’s bylaws require no fewer than one director.  Currently, there is at least one director of the Company. The bylaws permit the board of directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified.  Officers are elected by the board of directors and their terms of office are at the discretion of the board of directors.  There are no family relations among any officers or directors of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires First Titan’s executive officers, directors and persons who beneficially own more than 10% of First Titan’s common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.  Executive officers, directors, and greater-than-ten percent holders are required to furnish First Titan with copies of all Section 16(a) forms they file.  Based solely on a review of the Forms 3 and 4 and amendments thereto furnished First Titan pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished First Titan with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.

To the best of First Titan’s knowledge, the person who was a beneficial owner of more than 10% of the common stock of First Titan, or any other reporting person (as defined in Item 405 of Regulation S-K) (“reporting person”), failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal year:

FIRST TITAN CORP.

DATED: June 6, 2016